UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No.     ) (1)

Hittite Microwave Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

43365Y 10 4

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 43365Y 10 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Yalcin Ayasli

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,516,000

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 16,516,000

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,516,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 57.8%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ayasli Children LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,834,920

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,834,920

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,834,920

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.9%

12.	Type of Reporting Person (See Instructions) OO

Item 1.
	(a)	Name of Issuer Hittite Microwave Corporation
	(b)	Address of Issuer’s Principal Executive Offices 20 Alpha Road Chelmsford, MA 01824

Item 2.
	(a)	Name of Person Filing Yalcin Ayasli & Ayasli Children LLC
	(b)	Address of Principal Business Office or, if none, Residence 20 Alpha Road Chelmsford, MA 01824
	(c)	Citizenship Yalcin Ayasli is a United States citizen and Ayasli Children LLC is a limited liability company organized under the laws of the state of Delaware.
	(d)	Title of Class of Securities Common Stock, $0.01 par value per share
	(e)	CUSIP Number 43365Y 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information contained in Items 5-11 of the cover pages is incorporated herein by reference.  Yalcin Ayasli is the record owner of 11,681,080 shares of common stock.  Ayasli Children LLC is the record owner of 4,834,920 shares of common stock.  Yalcin Ayasli, in his capacity as manager of Ayasli Children LLC, has the power to vote and dispose of the common stock held by Ayasli Children LLC.

(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Yalcin Ayasli
Yalcin Ayasli

Date: February 13, 2006

Ayasli Children LLC

/s/ Yalcin Ayasli
Yalcin Ayasli, Manager

Date: February 13, 2006

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunto, hereby execute this agreement for inclusion as an exhibit to a Schedule 13G with respect to the common stock, par value $0.01 per share, of Hittite Microwave Corporation to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file such Schedule 13G, and any amendments or supplements thereto, jointly on behalf of each such party.

Date: February 13, 2006		Date: February 13, 2006

AYASLI CHILDREN LLC

By:	/s/ Yalcin Ayasli	/s/ Yalcin Ayasli
Yalcin Ayasli		Yalcin Ayasli
Manager